Certain information contained in this document, marked by [***], has been omitted because it is both (i) not material and (ii) is the type that the reporting person treats as private or confidential.

Exhibit 99.9

AGREEMENT

This letter agreement (this “Agreement”) is dated August 31, 2023 among ATAI Life Sciences AG (“ATAI”), IntelGenx Technologies Corp. (the “Company”) and IntelGenx Corp. (the “Subsidiary”).

RECITALS:

(a)

pursuant to the terms of a subscription agreement dated the date hereof between the Company and ATAI (the “Subscription Agreement”), ATAI has subscribed for 2,220 convertible debenture units of the Company (each, a “Convertible Debenture Unit”) and agreed to subscribe for an additional 750 additional Convertible Debenture Units upon the satisfaction of certain conditions provided in the Subscription Agreement, with each Convertible Debenture Unit consisting of: (i) USD$1,000 principal amount convertible debentures bearing interest at a rate of 12.0% per annum, payable quarterly, with all principal and accrued interest convertible into common shares of the Company until August 31, 2026 at a conversion price equal to USD$0.185 per common share (the “Conversion Price”); and (ii) 5,405 common share purchase warrants of the Company, each exercisable at an exercise price of US$0.26 per common share until August 31, 2026; and

(b)

pursuant to the terms of an amending agreement dated the date hereof between the Subsidiary and ATAI (the “First Loan Amendment”), amending the amended and restated loan agreement dated September 14, 2021 between the Subsidiary and ATAI (as amended, the “Loan Agreement”), the Company has granted ATAI additional security over any non-licensed intellectual property owned or controlled by the Company, including, without limitation, all Company IP (as defined in the Strategic Development Agreement between the Parties, dated March 14, 2021, the “SDA”).

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

Section 1 Covenants of the Company

The Company hereby covenants to ATAI, and acknowledges that ATAI is relying upon such covenants in entering into this Agreement, the Subscription Agreement and the Loan Agreement, as follows:

(1)	[***].

(2)	[***].

(3)	[***].

(4)	Subscription Agreement Amendment.

Forthwith following the date hereof and in any event on or prior to September 30, 2023 (the “Amendment Deadline”), the Company shall enter into an amendment to the Subscription Agreement (the “Subscription Amendment”) by and among the Company and ATAI, with such amendment to be in the form agreed to between the Company and ATAI, each acting reasonably. Subject to the Toronto Stock Exchange approval and the Shareholder Approval (as defined below), the Subscription Amendment shall provide ATAI with the right to purchase up to an additional 6,013 convertible debenture units (“Call Option Debenture Units”) at any time prior to August 31, 2026, pursuant to the Subscription Agreement. Such Call Option Debenture Units shall be issued on the same terms as the Convertible Debentures Units, including with respect to Conversion Price, maturity date, interest rate and the number of warrants issuable in connection therewith. Such Subscription Amendment shall provide that the issuance of any Call Option Debenture Units shall result in a corresponding reduction in ATAI’s remaining purchase right pursuant to the amended and restated securities purchase agreement dated May 14, 2021 (the “Securities Purchase Agreement”), with such right to be reduced by the number of common shares issuable upon the conversion of the principal amount outstanding under such issued Call Option Debenture Units.

(5)	Second Loan Amendment.

Forthwith following the date hereof and in any event on or prior to the Amendment Deadline, the Company and the Subsidiary shall enter into a second amended and restated loan agreement (the “Second Loan Amendment”) by and among the Company, the Subsidiary and ATAI, in form and substance reasonably acceptable to ATAI in all respects, which shall include, without limitation, subject to Toronto Stock Exchange approval, the ability for ATAI to convert the principal and accrued interest outstanding under the Loan Agreement, from time to time, in its sole discretion, into common shares (“Loan Conversion Shares”) at the Conversion Price.

(6)	Shareholder and Toronto Stock Exchange Approval.

Within ten (10) days hereof, the Company shall call a meeting of its shareholders to seek the Shareholder Approval (as defined below) in the same manner as the Company typically calls a meeting of shareholders. Forthwith following the execution of the Subscription Amendment and the Second Loan Amendment and, in any event, prior to November 30, 2023 (which deadline may be extended for an additional 30 days on the written consent of ATAI, such consent not to be unreasonably withheld, conditioned or delayed), the Company shall obtain (i) shareholder approval, and (ii) the approval of the Toronto Stock Exchange (the “TSX”), for the issuances of the Loan Conversion Shares and the securities issuable upon the conversion and/or exercise of the securities subscribed by ATAI in connection with the Private Placement and the Call Option Debenture Units over and above the limitations provided under Sections 607(g)(i) and 607(g)(ii) of the TSX Company Manual, along with any other matters requiring shareholder approval, pursuant to any applicable securities law, stock exchange rule, private agreement or governing document, that are contemplated in the Subscription Agreement, the Subscription Amendment, the Loan Agreement and/or the Second Loan Amendment (the “Shareholder Approval”) and use its best efforts to obtain the Shareholder Approval and the approval of the TSX. In connection with seeking such Shareholder Approval, the Company shall also: (a) ensure that the board of directors of the Company recommends that shareholders vote in favour of such Shareholder Approval; (b) provide ATAI with a reasonable opportunity to comment on the information circular or proxy document to be mailed to the Company’s shareholders in connection with the meeting to obtain the Shareholder Approval, and (c) consider, in good faith, any such comments provided by ATAI.

(7)	Voting Support Agreements.

Within ten (10) days hereof, the Company will cause any directors and/or executive officers of the Company that hold greater than 1% of the issued and outstanding common shares of the Company to enter into voting support agreements, with such agreements to be in the form agreed to between the Company and ATAI, each acting reasonably, pursuant to which such directors and/or executive officers will agree to vote any common shares held or controlled by them in favour of the Shareholder Approval.

(8)	Correspondence with Stock Exchange.

The Company shall keep ATAI fully informed as to the status of and the processes and proceedings relating to obtaining the approval of the TSX for the transactions contemplated herein (including, without limitation, the issuances of the Convertible Debenture Units, Loan Conversion Shares, the Call Option Debenture Units and the securities issuable upon the conversion and/or exercise of the underlying securities), and shall promptly notify ATAI in writing of any material communication to or from the TSX in respect of such transactions or this Agreement and shall provide ATAI with copies of same. If such communication is not in writing, the Company shall provide ATAI with a description of the material terms of such correspondence sent by or communicated to the Company.

(9)	Waiver of Company Conversion Right.

In no event shall the Company exercise its conversion right pursuant to Section 3(b) of the certificates representing the Debentures (as defined below), with respect to ATAI, without the prior written consent of ATAI, which may be withheld, conditioned or delayed in ATAI’s sole and unfettered discretion.

Section 2 Representations and Warranties.

As a material inducement to ATAI to enter into this Agreement, the Company represents and warrants to ATAI, that each statement contained in Schedule A is true and correct as of the date hereof.

Section 3 Survival.

This representations and warranties contained in Section 2 hereof shall survive the execution of this Agreement and the completion of the transactions contemplated herein and shall continue in full force and effect for the benefit of ATAI for so long as any of the Debentures remain outstanding.

Section 4 Loan Document.

This Agreement shall be considered a Loan Document (as defined in the Loan Agreement) for the purposes of the Loan Agreement and, as such, any failure to perform any covenant hereunder or any breach of any representation and warranty contained herein shall be considered a default under the terms of the Loan Agreement.

Section 5 Notice.

Any notice, direction or other communication regarding the matters contemplated by this Agreement must be in writing and must be delivered in accordance with section 16 of the Loan Agreement.

Section 6 Waiver of Jury Trial

THE COMPANY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE RELATIONSHIP ESTABLISHED HEREUNDER.

Section 7 Governing Law.

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, without reference to conflict of laws principles.

Section 8 Severability.

Any provision of this Agreement that is prohibited or unenforceable by a court of competent jurisdiction shall be ineffective and severed from the balance of this Agreement, to the extent of such prohibition or unenforceability and all without affecting the remaining provisions of this Agreement.

Section 9 Confidentiality and Publicity.

Except and only to the limited extent required by applicable law (in which case the disclosing party shall make reasonable efforts to provide prior notice to the other party), each of the parties hereto agrees not to, directly or indirectly, make any public announcement or statement or communication or disclosure of whatever nature regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed). The parties acknowledge that the Company may be required, in accordance with applicable securities laws, to file a copy of this Agreement and/or the additional agreements contemplated herein on its profile at www.sedarplus.com, and in such case the Company agrees that it shall make such redactions to this Agreement and/or the additional agreements contemplated herein as are permitted under Section 12.2(3) of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) (subject to compliance by the Company with the remaining provisions of Section 12.2 of NI 51-102) and with the prior consultation of ATAI.

Section 10 Remedies.

The parties acknowledge and agree that irreparable harm for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that any party does not fully and timely perform its obligations under or in connection with this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its terms. The parties acknowledge and agree that (i) the other parties shall be entitled to obtain an injunction, specific performance, or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages and without posting a bond, prior to the valid termination of this Agreement, this being in addition to any other remedy to which such other parties are entitled under this Agreement, and (ii) the right to obtain an injunction, specific performance, or other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law.

Section 11 Waiver; Amendment.

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

Section 12 Counterparts.

This Agreement may be executed in any number of counterparts (including by facsimile, PDF or other electronic means) and all such counterparts taken together are deemed to constitute one and the same instrument.

Section 13 Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the matters contemplated by this Agreement and supersedes all other understandings, agreements, representations, negotiations, communications and discussions, written or oral, made by the parties with respect thereto (but for greater certainty, does not supersede the terms of the Subscription Agreement or the Loan Agreement). There are no representations, warranties, terms, conditions, covenants or other understandings, express or implied, collateral, statutory or otherwise, between the parties with respect to the matters contemplated by this Agreement, except as expressly stated in this Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the matters contemplated by this Agreement.

Section 14 Enurement.

The provisions of this Agreement will enure for the benefit of and be binding on the parties hereto and their respective heirs, successors, permitted assigns, legal personal representatives, and trustees or other administrators in bankruptcy or insolvency proceedings.

Section 15 Successors and Assigns.

Except as otherwise specifically permitted herein, neither this Agreement nor any of the rights, interests or obligations of any of the parties hereto may be assigned without the prior written consent of the other parties to this Agreement.

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IN WITNESS WHEREOF the parties have executed this Agreement.

ATAI LIFE SCIENCES AG

By:	/s/ Florian Brand
Name: Florian Brand
Title:

INTELGENX TECHNOLOGIES CORP.

By:	/s/ André Godin
Name: André Godin
Title: President and Chief Financial Officer

INTELGENX CORP.

By:	/s/ André Godin
Name: André Godin
Title: President and Chief Financial Officer